                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
               PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                  FILING NO. 1 FOR THE MONTH OF DECEMBER, 2002



                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                  ---------------------------------------------
                  (Translation of Registrant's name in English)

                       4 WEIZMAN STREET, TEL AVIV, ISRAEL
                       ----------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F  X    Form 40-F
                                    ---             ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes        No  X
                                    ---       ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


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                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

LINE OF CREDIT

         As previously reported by the Industrial Development Bank of Israel (the "Registrant"), on August 26, 2002, the Bank of Israel issued an announcement according to which the Treasury of Israel, the Prime Minister's Office and the Bank of Israel decided upon certain actions regarding the Registrant, which include the extension of a line of credit by the Bank of Israel in order to bridge the liquidity needs of the Registrant (the "Line of Credit"), the sale of the Registrant's assets and transfer of its liabilities to another bank (after a due diligence period of about four to five months) and subordination of the State of Israel's deposits with the Registrant in relation to the public's deposits and the Line of Credit.

         On August 26, 2002, the Registrant's board of directors authorized the sale and transfer of the Registrant's assets and liabilities in accordance with the foregoing resolutions.

         The Line of Credit referred to above was approved by the Governor of the Bank of Israel on September 9, 2002 , according to the following terms and conditions. The Line of Credit, will be extended, initially, for up to 2 billion NIS (equal to approximately US $427.4 million based on a current exchange rate of 4.68 NIS to US $1.00), bearing an interest rate per annum equal to the prime rate plus 3%, will mature on May 10, 2003 or until the Registrant's banking activities are sold, whichever occurs first. The Registrant will pay an annual commitment fee of 1% of the unutilized portion of the facility. The proposed Line of Credit also involves various conditions, including a lien on all of the Registrant's assets in favor of the Bank of Israel (subject to certain exceptions). The Governor of the Bank of Israel retains the right to demand early repayment of the Line of Credit or stop its use.

         In connection with the negotiations relating to the Line of Credit, the Registrant issued the following Immediate Reports to the Israeli Securities Authority, the Israeli Companies Registrar and the Tel Aviv Stock Exchange:

         o On September 10, 2002, the Registrant issued an Immediate Report announcing that its board of directors had authorized (subject to approval by the Registrant's shareholders at the General Meeting) the Registrant's receipt of the Line of Credit. A translation of the Immediate Report issued by the Registrant on September 10, 2002 is included as Exhibit 1 to this Form 6-K.

         o On October 24, 2002, the Registrant issued an Immediate Report announcing that its shareholders had approved the proposed Line of Credit. The Immediate Report also reiterated the decision of the State of Israel to subordinate its deposits with the Registrant to the Line of Credit and deposits of the public. A translation of the Immediate Report issued by the Registrant on October 24, 2002 is included as Exhibit 2 to this Form 6-K.

         o On October 31, 2002, the Registrant issued an Immediate Report announcing that the Line of Credit had not yet been extended to the Registrant because the Registrant refuses to execute the documents relating to the Line of Credit until the Governor of the Bank of Israel announces his decision regarding the interest rate applicable to the

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                  Registrant's debt to the Bank of Israel from the time it was created (August 20, 2002) until the date the Line of Credit is extended. The Governor originally set the interest rate at 48%. A translation of the Immediate Report issued by the Registrant on October 31, 2002 is included as Exhibit 3 to this Form 6-K.

         o On November 17, 2002, the Registrant issued an Immediate Report announcing that the Governor of the Bank of Israel set the rate of interest applicable to the Registrant's debt to the Bank of Israel up to November 14, 2002 at 14.1% and that on November 14, 2002, the Registrant granted a lien on all of its assets in favor of the Bank of Israel (subject to certain exceptions) in connection with the Line of Credit and the line of credit was established. A translation of the Immediate Report issued by the Registrant on November 17, 2002 is included as Exhibit 4 to this Form 6-K.


NO THIRD QUARTER DIVIDEND

         On November 28, 2002, the Registrant issued an Immediate Report announcing that no quarterly dividend will be paid to the holders of its preference shares. A translation of the Immediate Report issued by the Registrant on November 28, 2002 is included as Exhibit 5 to this Form 6-K.



                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                           INDUSTRIAL DEVELOPMENT BANK OF
                                           ISRAEL LIMITED


Date: December 5, 2002                     By: /S/ DAVID BLASS
                                               ---------------------------------
                                               David Blass
                                               Deputy General Manager



                                           By: /S/ MICHAEL WARZAGER
                                               ---------------------------------
                                               Michael Warzager
                                               General Counsel





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                                    EXHIBIT 1

                                   TRANSLATION


                                                              September 10, 2002


To:                        To:                     To:

Securities Authority       Companies Registrar     Tel-Aviv Stock Exchange Ltd.
22 Kanfei Nesharim Str.    P.O. Box 767            54 Achad Ha'am Str.
Jerusalem  95464           Jerusalem  91007        Tel-Aviv  65202



                              Re: IMMEDIATE REPORT

         1. An Immediate Report is hereby given that in its meeting on September 10th 2002, the Board of Directors of the Industrial Development Bank of Israel Ltd. decided to agree (subject to the approval of the Bank's General Meeting as detailed in
                  Article 4 below) to receive a special credit line from the Bank of Israel, according to the conditions set out in the letter of the Governor of the Bank of Israel dated September 9th 2002.

         2. In his above mentioned letter, the Governor of the Bank of Israel confirms that the Bank will be able to receive a special credit line from the Bank of Israel as required to bridge its liquidity needs, as will be necessary to fulfill its banking obligations, including towards the depositors from the general public, excluding however any obligations towards the Government of Israel. At this stage, the amount of the special credit line (including repayment of the existing debit balance in the Bank's account at the Bank of Israel) will be 2 billion Israeli Shekels. According to the confirmation of the Governor of the Bank of Israel, the Special credit line is valid until May 10th 2003 or until the Bank's banking activities are sold, whichever is the earlier. The Governor, however, retains the right to demand early repayment of the credit line or to stop its utilization.

         3. Under the Governor's approval, the extension of the special credit line involves various conditions, whereby the Bank has, inter alia, to create in favor of the Bank of Israel a charge on all its assets (except those that it will be agreed upon with the Bank of Israel to exclude from the above charge).

         4. The Board of Directors' consent to the conditions of the special credit line as above, is subject to the approval of the Bank's General Meeting to the creation of the charge required by the Governor of the Bank of Israel and to the interest rate and commitment commission demanded by the Governor of the Bank of Israel for the credit line.

         5. The Board of Directors, therefore, has resolved to convene a Special General Meeting and to authorize the Chairman of the board to set the date thereof as soon as possible.

         6. The resolutions and the steps described above are intended to implement the decisions taken by the Israel Government and the Bank of Israel with respect to the Bank, and to enable the continuity of the Bank's proper operation and the fulfillment of its obligations towards its depositors.

                                   Yours Sincerely,
                                   Industrial Development Bank of Israel Ltd.

                                   M. Warzager
                                   General Counsel

                                   M. Hashavia
                                   General Secretary


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                                    EXHIBIT 2

                                   TRANSLATION



                                                                October 24, 2002


Securities Authority        Companies Registrar     Tel-Aviv Stock Exchange Ltd.
22 Kanfei Nesharim Str.     P.O. Box 767            54 Achad Ha'am Str.
Jerusalem  95464            Jerusalem  91007        Tel-Aviv  65202

                  Re: RESOLUTIONS OF THE GENERAL MEETING
                      OF THE INDUSTRIAL DEVELOPMENT BANK
                      OF ISRAEL LTD. REGARDING THE SPECIAL
                      CREDIT LINE FROM THE BANK OF ISRAEL

         The following Immediate Report gives notice that the General Meeting of the bank, at its meeting on October 24, 2002, confirmed its consent to create a lien on the bank's assets for the benefit of the Bank of Israel, a lien which will secure the special credit line which will be established for the bank by virtue of the authority of the Governor of the Bank of Israel and its consent to the rate of interest and commitment fee for this credit line.

         The text of the resolutions is as follows:

                  "1. To confirm that to secure a special credit line which has or will be established for the bank by virtue of the authority of the Governor of the Bank of Israel pursuant to Section 8 of the Companies Ordinance, 1941 (and as this line shall increase or decrease from time to time) the bank shall create for the benefit of the Bank of Israel a registered lien (whether fixed or floating) on all of the assets of the bank, except for those assets which the bank's management and the Bank of Israel shall agree shall not be included under the said lien.

                  2. To confirm the bank's consent to pay a variable rate of interest at an annual rate which shall not exceed the rate of "interest of Bank of Israel" plus 3% (charged quarterly) for the credit utilized from the special credit line which was or shall be established for the bank by virtue of the authority of the Governor of the Bank of Israel pursuant to Section 8 of the Companies Ordinance, 1941 (and as this line shall increase or decrease from time to time) and its consent to pay an annual fee at a rate which shall not exceed 1% (charged monthly) for the unutilized amount of the special credit line."

                  The said confirmation by the General Meeting allows the bank to receive the special credit line, which was confirmed by the Governor of the Bank of Israel in his letter dated September 9, 2002. In said letter the Governor writes, inter alia, that "the bank can receive special credit from the Bank of Israel in whatever amount will be necessary to bridge the liquidity needs of the bank in order to fulfill its banking obligations, including towards the depositors from the public (excluding obligations of any kind towards the government);
                  at this stage, the amount of the special credit line, including payment of the debt created to date in the bank's account at the Bank of Israel, shall be 2,000 million NIS."

         According to the decision of the Israeli government of September 1, 2002, against the creation of the special credit line, deposits of the State with the bank shall be subordinated to deposits of the public held at the bank at such time or to the credit pursuant to the special credit line. The method of the subordination is detailed in a letter of the Accountant General of the Finance Ministry dated September 4, 2002, according to which the government's deposits with the bank for loans which the bank advanced secured by the State's guarantee to a specific company (hereinafter-"the Deposits"), up to the amount of credit advanced by the Bank of Israel shall become subordinated deposits. According to this letter, the subordination shall be in relation to the obligations of the bank concerning the credit (principal only) advanced by the Bank of Israel such that in the event that the total sum of the Deposits falls below the total of the deposits of the public with the bank and the said credit of the Bank of Israel (as long as it does not exceed 4,162 million NIS), the government shall not receive from the bank any amount whatsoever for the current payment of its deposits with the bank. In the case of such an event, any payment during the course of current activities of the Deposits shall serve as payment of obligations of the bank towards the deposits of the public and towards credit of the Bank of Israel, and only thereafter as payment of obligations of the bank towards the State for the Deposits, until the Deposits of the government shall be equal to deposits of the public and credit of the Bank of Israel (as long as they do not exceed 4,162 million NIS). At the time of the sale of the bank's assets and obligations, all the obligations of the bank towards the Bank of Israel shall be paid in full and the subordination of the Deposits shall be cancelled with the payment.

         The above steps are intended to allow the bank to continue its orderly activities and to fulfill its obligations. Concurrently, a recovery plan is being finalized at the bank which includes reducing the work force and reduction of compensation and which is expected to be implemented in the near future.

                                                   Sincerely yours,

                                      Industrial Development Bank of Israel Ltd.

                                      M. Warzager, Adv.           M. Hashavia
                                       General Counsel         General Secretary

                                    EXHIBIT 3

                                   TRANSLATION



                                                                October 31, 2002


Securities Authority       Companies Registrar      Tel-Aviv Stock Exchange Ltd.
22 Kanfei Nesharim Str.    P.O. Box 767             54 Achad Ha'am Str.
Jerusalem  95464           Jerusalem  91007         Tel-Aviv  65202

                Re: IMMEDIATE REPORT

         In continuation of the previous Immediate Report dated October 24, 2002, the Industrial Development Bank of Israel Ltd. ("the bank") hereby gives notice that since it has yet to receive the decision of the Governor of the Bank of Israel regarding the final rate of interest to be charged for its outstanding debt with the Bank of Israel from the date of its creation (August 20, 2002) and until the establishment of the special credit line (the rate set originally by the Governor was at the rate of 48% which is an actual rate of approx. 61%), therefore at this time the bank refuses to sign the documents concerning the establishment of the special credit line, and the line has yet to be established.

                                                   Sincerely yours,

                                      Industrial Development Bank of Israel Ltd.

                                      M. Warzager, Adv.           M. Hashavia
                                       General Counsel         General Secretary



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                                    EXHIBIT 4

                                   TRANSLATION



                                                               November 17, 2002


Securities Authority        Companies Registrar     Tel-Aviv Stock Exchange Ltd.
22 Kanfei Nesharim Str.     P.O. Box 767            54 Achad Ha'am Str.
Jerusalem  95464            Jerusalem  91007        Tel-Aviv  65202

         Re: IMMEDIATE REPORT REGARDING THE
             ESTABLISHMENT OF A SPECIAL CREDIT LINE
             FOR THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

         The Industrial Development Bank of Israel Ltd. (hereinafter- "the Bank") hereby advises as follows:

         1. In his letter dated November 14, 2002, the Governor of the Bank of Israel advised the Bank that the rate of interest on the Bank's overdraft at the Bank of Israel up to November 14, 2002 will be 14.1%.

         2. On the same date (November 14, 2002) the Bank signed a pledge for the benefit of the Bank of Israel, while retaining its claim that the rate of interest on the above-mentioned overdraft should not be higher than the rate set for the special credit line.

         3. By the above-mentioned pledge, the Bank created a first-ranking floating lien on all of its assets, except specific assets, including loans and credits secured by a guarantee of the State having a balance sheet value (as per the financial report as at June 30, 2002) of approx. 7.26 billion NIS and a deposit of the Bank with the Israel Treasury (Accountant General) for DD Preference shares.

         4. The Bank also advised the Governor of the Bank of Israel of its intention to continue to act in order to achieve subordination of deposits of the State with the Bank which will satisfy the Bank of Israel and make superfluous the need to pledge the bank's assets for the benefit of the Bank of Israel.

                                                   Sincerely yours,

                                      Industrial Development Bank of Israel Ltd.

                                      M. Warzager, Adv.           M. Hashavia
                                       General Counsel         General Secretary

BRMFS1 359742v6
                                    EXHIBIT 5

                                   TRANSLATION



                                                         November 28, 2002


Securities Authority        Companies Registrar     Tel-Aviv Stock Exchange Ltd.
22 Kanfei Nesharim Str.     P.O. Box 767            54 Achad Ha'am Str.
Jerusalem  95464            Jerusalem  91007        Tel-Aviv  65202

             Re: IMMEDIATE REPORT - Payment of 3rd Quarter Dividend

         The Industrial Development Bank of Israel Ltd. (hereinafter "the Bank") hereby advises as follows:

         At its meeting which took place yesterday (Nov. 27, 2002) the Board of Directors of the bank considered the matter of payment of an additional quarterly payment to holders of Preference shares of the bank (Preference "C", "CC","CC1","D","DD" shares).

         The Board of Directors of the bank, which was assisted in this matter by legal counsel, considered the various aspects concerning the payment of an additional quarterly dividend, including the following aspects:

         1. The results of the 3rd quarter of 2002 and the crisis which occurred in this quarter.

         2. The non-existence of profits eligible for distribution as required by the Companies Law.

         3. The prohibition on payment of a dividend pursuant to the bank's articles of association, absent any profits, even nominal ones.

         4. The prohibition on payment of a dividend pursuant to Proper Banking Management Rules, so long as the Supervisor of Banks has of yet not responded to the bank's query and has not allowed the payment.

         5. The possibility that the interest on the perpetual deposits of the Treasury will continue to accumulate for the benefit of the bank even absent its actual payment as long as the dividend is not paid.

         In considering all of the above aspects the Board of Directors resolved that at this time the payment of an additional quarterly dividend is not possible.

                                                   Sincerely yours,

                                      Industrial Development Bank of Israel Ltd.

                                      M. Warzager, Adv.           M. Hashavia
                                       General Counsel         General Secretary